                                  APPENDIX 2



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C., 20549

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 1999

                      PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                (Translation of Registrant's name into English)

         #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
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                    (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F   [X]                Form 40-F   [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No   [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________ )]

                        [PEACE ARCH LOGO APPEARS HERE]

                                  NEWS RELEASE

For Immediate Release                                              AMEX: PAE
October 12, 1999                                                   TSE: PAE.A
                                                                   TSE: PAE.B

                           PEACE ARCH ENTERTAINMENT,
               MP3.COM AND PEARSON TELEVISION INTERNATIONAL MAKE
       "FIRST WAVE" FIRST SERIES TO TAP WEB EXCLUSIVELY FOR SOURCE MUSIC

 Breakthrough Deal Allows MP3.com Music Artists to Stream Scenes from Upcoming Episodes of `First Wave,' produced by Francis Ford Coppola and Larry Sugar, and
                          Submit Original Source Music

VANCOUVER, B.C. -- Peace Arch Entertainment Group Inc. announced today an innovative and far-reaching promotional arrangement with MP3.com, Inc. (Nasdaq:
MPPP), the Internet's premiere online digital music destination, and Pearson Television International. In this groundbreaking relationship between the television, Internet and music industries, the Emmy-nominated sci-fi conspiracy drama "First Wave," executive produced by Francis Ford Coppola (American Zoetrope) and Larry Sugar (Peace Arch Productions) which airs on the SCI FI Channel in the U.S., on the SPACE Channel in Canada and in over 30 countries internationally, is the first television series to obtain its source music exclusively from MP3.com artists.

The pact marks a step forward for the much-discussed reciprocity between the television and Internet communities by providing both promotional and production benefits. The foundation for this mutual relationship is the direct connection between MP3.com artists and television producers. Via a link on MP3.com, registered artists view upcoming episodes of the television series and submit their music for producer's consideration. The production will select and license 30 songs to be featured throughout the series.

"First Wave," created by former "X-Files" writer Chris Brancato, is produced by Peace Arch Entertainment Group Inc., through its subsidiary Peace Arch Productions, and is distributed internationally by Pearson Television International. The series launched domestically on March 19 on the USA Networks-owned SCI FI Channel, and has an unprecedented three-year, 66-episode commitment from the cable network.

"We immediately saw this as a great opportunity to promote our artist community and provide consumers with the best music they have never heard," said Michael Robertson, chairman and chief executive officer of MP3.com. "It will heighten awareness for MP3.com artists, consumers and all participants, which is our ultimate goal."

"This is a seminal step in using MP3.com and the Internet to help facilitate the synergy of television production and promotion," said Steve Love, vice president of music publishing and music supervision for Pearson Television, who orchestrated the arrangement with MP3.com. "Besides the efficacy of identifying and digitally importing broadcast quality music into the production process, our new relationship with MP3.com affords global music exposure, cross-promotional opportunities and potentially wider digital distribution to emerging recording artists worldwide. This is truly a unique interactive model for reciprocity between different media."

"The partnering with MP3.com confirms American Zoetrope's interest in the newest technology working hand-in-hand with artists," said Francis Ford Coppola. "American Zoetrope is always looking for ways to marry the Internet and artistic storytelling. We're excited to be part of this important next step."

The multi-faceted MP3.com/Pearson pact includes a broad range of promotional and production elements, including reciprocal links to be established between MP3.com's "First Wave" site (www.mp3.com/firstwave), Pearson television's
                             ---------------------
www.firstwavetv.com, and the SCI FI Channel's www.scifi.com/firstwave. Via this
-------------------                           -----------------------
direct access, MP3.com artists can either stream scenes or access a description of scenes from upcoming "First Wave" episodes that require music and submit original source music for consideration. At the same time, "First Wave" producers can search MP3.com's vast on-line catalog for cutting edge and emerging music groups. Licensed music of broadcast quality can be downloaded and edited into the final cuts of each episode as source music, representing an alternative to the traditional process.

Pearson Television International, SCI FI Channel and MP3.com are also actively planning contests and promotions to build awareness of this opportunity for new groups and artists. The television series will promote MP3.com's "First Wave" site and each episode's featured artists and songs during the end credits.

"Since the launch of `First Wave," we have focused on using cool, cutting-edge music from new bands to give the series a particular flavor," commented series creator Chris Brancato. "With MP3.com on board, we can literally reach out to artists around the world."

"This is the television version of shareware, which inevitably improves the quality and value of the product. The Internet is, and will continue to be, an ideal way to enrich, enhance and exploit the value of our brands," noted Tim Gamble, President of Peace Arch Entertainment Group Inc.

About MP3.com
MP3.com is pioneering a revolutionary approach to the promotion and distribution of music. The Company's website has grown into a premier online music destination. The Company uses the Internet and file formats that make music files smaller to enable a growing number of artists to distribute and promote their music to a broad audience and to let consumers conveniently access this expanding music catalogue. The Company's website contains more than 154,000 songs from more than 26,000 artists, representing what the Company believes to be one of the largest collections of digital music available on the Internet. Consumers can search, sample and download music free of charge.

About Pearson Television International
Pearson Television International is the distribution arm of Pearson Television, an international leader in television - from production and broadcasting to global television distribution, with over 130 shows currently in production in 30 countries around the world and with television program sales to 100 additional territories.

About SCI FI Channel
SCI FI Channel, owned and operated by USA Networks, a division of USA Networks, Inc. (NASDAQ: USAI), transmits fantastic images to over 58 million human homes. Launched in 1992, SCI FI features a continuous stream of cinematic hits, new and original series, and special events, as well as classic sci-fi, fantasy, and horror programming. Check out SCIFI.COM, SCI FI Channel's award-winning Web site, at www.scifi.com.
         -------------

About Peace Arch Entertainment Group Inc.
Peace Arch Entertainment Group Inc. (AMEX: PAE) (TSE: PAE.A/PAE.B), formerly Vidatron Entertainment Group Inc., develops, produces and distributes proprietary television programming for worldwide markets. Through its Peace Arch Productions subsidiary, Peace Arch Entertainment currently produces the television series "First Wave" and "So Weird," and is in production on two family films for Showtime, "Out of Time" and "Mermaid." In addition, the Company is currently in production of the third season of the series "Electric Playground." Web site: www.peacearch.net.
                        -----------------

Media Contact: Tina Baird, Peace Arch Entertainment, (604) 985-8991
                                                     --------------

________________________________________________________________________________
3/rd/ Floor, 1132 Hamilton Street, Vancouver, B.C., V6B 2S2 Phone (604) 681-9308
                               Fax (604) 681-3299

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Peace Arch Entertainment Group Inc.
                                        ----------------------------------------
                                                      (Registrant)

Date      October 13, 1999           By /s/ W.D. Cameron White
        -------------------------      -----------------------------------------
                                                      (Signature)*
                                        W.D. Cameron White, CEO
---------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.  Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.  Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results
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information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.  Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this
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be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.  Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under
Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.